TOGA LIMITED 2575 McCabe Way, Ste 100 Irvine, CA 92614	T: (+1) 949.333.1603 E: support@togalimited.com W: togalimited.com

Alexander D. Henderson Chief Financial Officer Alex.Henderson@Togalimited.com

June 12, 2020

Mr. Robert Shapiro

Senior Staff Accountant

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:      Toga Limited (the “Company”)

            Form 10-K for the Fiscal Year Ended July 31, 2019

            Filed November 14, 2019

            File No. 001-39052

Dear Mr. Shapiro:

The Company is in receipt of your comment letter dated June 4, 2020, regarding the Company’s filings referenced above.

Below are the comments from your comment letter together with the Company’s responses thereto.

Comment No. 1:

Form 10-K for the Fiscal Year Ended July 31, 2019

Item 9A.  Controls and Procedures

Evaluation of Internal Controls and Procedure, page 41

1.

We note your response to comment 3 and understand you will amend the filing to disclose the identification of a material weakness and the remediation steps taken by management to address it.  Please have your independent auditors provide an attestation report on the effectiveness of your internal control over financial reporting (ICFR) at July 31, 2019.  Refer to Item 308(b) of Regulation S-K.

Response to Comment No. 1:

Pursuant to the request to the Company from the Staff, the Company will file an Amendment No. 1 on Form 10-K/A (the “Amendment No. 1”) to amend the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2019 (the “Original Form 10-K”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019. As discussed with the Staff, the Amendment No. 1 is being filed solely for the purpose of amending and restating in its entirety Item 9A, Controls and Procedures, of Part II of the Original Form 10-K, particularly with respect to amending the Company’s disclosure of its material weakness in internal control over financial reporting.

Mr. Robert Shapiro

June 12, 2020

In the course of preparing a draft of the Amendment No. 1, the Company checked the calculation of its filer status under Rule 12b-2 of the Exchange Act and determined that the Company was an “accelerated” filer pursuant to the definition in place at the time the Company filed the Original Form 10-K (the “Old Definition”). At the time of the filing of the Original Form 10-K, the Company believed that it was not an “accelerated” filer based on an error in the Company’s calculation of the aggregate worldwide market value of the Company’s voting and non-voting common equity held by its non-affiliates. Because of the Company’s erroneous determination that it was not an “accelerated” filer, the Company did not include in the Original Form 10-K filing an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting (for a “non-accelerated” filer, management’s report would not be required to be attested by the Company’s registered public accounting firm pursuant to Item 308(b) of Regulation S-K.)

The definition of “accelerated” filer has since been amended pursuant to Release No. 34-88365, effective April 27, 2020 (the “New Definition”), and, under the New Definition, the Company would not be an “accelerated” filer for the fiscal year ended July 31, 2019 because of its status as a smaller reporting company. Nevertheless, the Company decided to voluntarily disclose its error in the Original Form 10-K to the Staff of the SEC on May 21, 2020.

The Company consulted with its registered public accountant regarding obtaining an attestation report regarding internal control over financial reporting for the period ending July 31, 2019, even considering that management has already concluded that internal control over financial reporting was not effective as of July 31, 2019 (and the Company’s disclosure of such material weakness, as will be further described in the Amendment No.1). In consultation with the Company’s registered public accountant and in consideration of the significant amount of time and cost involved in obtaining such attestation report in connection with the Amendment No. 1, the Company has determined that obtaining such attestation report is impracticable without undue hardship and expense to the Company.

Comment No. 2:

2.

Referencing the final paragraph of your Evaluation of Internal Controls and Procedures (ICFR), please revise your explanation regarding the company not being an accelerated filer or large accelerated filer, and why it is not required to have management’s assessment of ICFR attested by your independent public accountants pursuant to Item 308(b) of Regulation S-K.

Mr. Robert Shapiro

June 12, 2020

Response to Comment No. 2:

As described above in the Response to Comment No. 1, the Company will revise its explanation regarding its status as an “accelerated” filer under the Old Definition, which was then in effect at the time of the Original Form 10-K. The Company has consulted with its independent public accountant and determined that obtaining such attestation report is impracticable without undue hardship and expense to the Company.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 333-1603, or our counsel, Jeffrey Berg of Baker & Hostetler LLP at (310) 442-8850.

Sincerely,

TOGA LIMITED

	By:	/s/ Alexander D. Henderson
Alexander D. Henderson
Chief Financial Officer
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